# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iSHARES TRUST, CIK 0001100663
CUSIP: 46432F834
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, California (CA), 94105
Date of event which requires filing of this statement: 01/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002052113

## Reporting persons
- BlackRock Portfolio Management LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 277,041,407; shared voting power 0; sole dispositive power 288,361,994; shared dispositive power 0; aggregate amount beneficially owned 288,361,994 (50.9% of the class)

## Item 1. Issuer
Name of issuer: iSHARES TRUST
Address of issuer's principal executive offices: 400 HOWARD STREET, SAN FRANCISCO, CALIFORNIA, 94105.

## Item 2. Person Filing
Name of person filing:
BlackRock, Inc.

In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13G reflects the securities beneficially owned, or deemed to be beneficially owned, by certain business units (collectively, the "Reporting Business Units") of BlackRock, Inc. and its subsidiaries and affiliates. It does not include securities, if any, beneficially owned by other business units whose beneficial ownership of securities are disaggregated from that of the Reporting Business Units in accordance with such release.
Address of principal business office or, if none, residence: BlackRock, Inc. 50 Hudson Yards New York, NY 10001
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 288361994
Percent of class: 50.9%
Sole power to vote or to direct the vote: 277041407
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 288361994
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The interest of 6 such persons, BlackRock LifePath Index 2040 Fund, BlackRock LifePath Index 2050 Fund, BlackRock LifePath Index 2045 Fund, BlackRock LifePath Index 2055 Fund, BlackRock LifePath Index 2035 Fund and BlackRock LifePath Index 2030 Fund, in the common stock of ISHARES MSCI TOTAL INTL STOCK ETF are more than five percent of the total outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 24: Power of Attorney
Exhibit 99: Item 7

## Signatures
- BlackRock Portfolio Management LLC: Spencer Fleming, Managing Director (02/07/2025)